



10015986

Orbis
Grupa Hotelowa

Warsaw, 2010-05-24

United States Securities and Exchange Commission Washington D.C. 20549 USA

OSA/AH-1/55/2010

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym dla m.st. Warszawy, XII Wydział Gospodarczy, KRS Rejestr Przedsiębiorców 0000022622, kapitał zakładowy: 92.154.016 zł (wpłacony w całości), NIP 526-025-04-69. Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current reports no. 13/2010, 14/2010.

Best regards

Ireneusz Węgłowski

Vice-President

JLW 7/14

82-5025

Current report no. 14/2010
May 11, 2010.

Subject: Content of the Supervisory Board resolution containing evaluation of the Company's standing

The Management Board of "Orbis" S.A., with its registered address at 16, Bracka street, 00-238 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, in conjunction with point I section 2 of the Appendix to the Resolution No. 12/1170/2007 of the Stock Exchange Board dated July 4, 2007, hereby publishes – in line with the standards applicable to date – the content of the resolution adopted by the Supervisory Board of „Orbis" S.A. concerning evaluation of corporate standing of „Orbis" S.A. along with an Appendix thereto.

Resolution No 68/VII/2010
of the „Orbis" S.A. Supervisory Board
dated May 10, 2010,

concerning evaluation of corporate standing of „Orbis" S.A.

Pursuant to § 10 item 4 of „Orbis" S.A. Supervisory Board By-Laws it is hereby resolved as follows:

§ 1

1. The Supervisory Board of „Orbis" S.A. has evaluated the corporate standing of the Company, particularly as regards its financial standing and development prospects, and submits this evaluation to the Annual General Meeting of Shareholders.

2. The evaluation referred to in item 1 forms an Appendix hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the Evaluation of the corporate standing of the Company, by way of disclosing the content of this resolution together with the Appendix thereto to the public in a current report and by making this Evaluation available to the Annual General Meeting of Shareholders of the Company along with other documents presented to the General Meeting of Shareholders.

The voting on the Resolution was open.

Number of voting members: 10
Number of votes cast in favor of the Resolution: 10
Number of votes cast against the Resolution: 0
Number of abstaining votes: 0

/-/ handwritten illegible signature
Claude Moscheni
Chairman of the Supervisory Board
of „Orbis" S.A.

Appendix to Resolution no. 68/VII/2010
of Orbis S.A. Supervisory Board
dated May 10, 2010

Concise evaluation of the corporate standing of Orbis S.A. for 2009

presented to the General Meeting of Shareholders

The corporate standing of Orbis S.A. should be considered as stable with a growth potential. Undoubtedly, in 2009 the Company continued to suffer the effects of slowdown in the GDP growth rate in Poland and deterioration of the economic conditions in the entire Europe, reflected in a fall in the number of both tourists who come to visit Poland as well as business clients. As a result of reduced demand for hotel services, the Company generated sales at a lower level as compared to past year. However, at the right moment Orbis S.A. took intensive actions aimed at limiting adverse effects of the economic crisis. The Company is looking for savings in operating expenses, by adapting operating structures, outsourcing contracts, agreements with suppliers, and decided to reduce the pace of its investment process. In order to fine-tune its offer to market needs, the Company launched various promotions and applied price discounts. Implemented changes, coupled with higher concentration on the hotel business (resulting from the sale of shares in PBP Orbis Sp. z o.o. in the first quarter of 2010), offer chances for getting through the crisis successfully and further developing the Company in coming years.

1. Key Results

Income statement of Orbis S.A.

PLN thousand	**2009**	**2008**	**% change**
Net sales of products, merchandise and materials	552.841	631.238	-12,42%
Cost of sales	(435.870)	(471.568)	-7,57%
Distribution & marketing expenses	(32.401)	(38.598)	-16,06%
Overheads & administrative expenses	(69.761)	(99.070)	-29,58%
of which:			
- depreciation & amortization	(121.053)	(130.832)	-7,47%
- staff costs	(156.998)	(190.374)	-17,53%
- outsourced services	(115.246)	(135.176)	-14,74%
Other operating income	62.877	51.813	21,35%
Other operating expenses	(11.998)	(15.828)	-24,20%
Revaluation of non-current assets	(26.905)	10.260	-
Operating profit – EBIT	**38.783**	**68.247**	**-43,17%**
Finance expenses	(25.937)	(28.194)	-8,01%
Profit before tax	**12.846**	**40.053**	**-67,93%**
Income tax	561	(9)	-
Net profit	**13.407**	**40.044**	**-66,52%**
EBIT margin (EBIT/Revenues)	7,02%	10,81%	-3,79pp
EBITDA	**159.836**	**199.079**	**-19,71%**
EBITDA margin (EBITDA/Revenues)	28,91%	31,54%	-2,63pp

Orbis S.A closed the year 2009 with a net profit of PLN 13,407 thousand. Such a result, although lower than a year ago, is at a good level given present market conditions, particularly when compared to past year's performance after elimination of impact of one-off operations.

Financial result, net of effects of one-off events

PLN thousand	2009	2008	% change
Net result	**13.407**	**40.044**	**-66,52%**
1. sale of real property	(12.048)		
2. revaluation of non-financial non-current assets	26.905	(10.260)	
3. amicable agreement in a dispute concerning real property		7.000	
4. tax on the above events	2.098	(1.330)	
„Pro forma" net result	**30.362**	**35.454**	**-14,36%**

Operating results of Orbis S.A.

	2009	2008	% change
Ratios			
occupancy rate	44,50%	50,90%	-6,40pp
Average Room Rate (ARR) in PLN	235,2	240,7	-2,29%
Revenue per Available Room (RevPAR) in PLN	104,8	122,5	-14,45%
number of roomnights sold	1 351 259	1 561 739	-13,48%
number of rooms	8 165	8 323	-1,90%
% structure of roomnights sold			
Poles	47%	44%	3,00pp
foreigners	53%	56%	-3,00pp
business clients	62%	67%	-5,00pp
tourists	38%	33%	5,00pp

In 2009, Orbis S.A. reported declines in all operating ratios. The fall is a result of the financial crisis prevailing in Poland and around the world for over a year. In an effort to support decreasing occupancy rate, the Company launched various promotions and applied discounts in its price offer, which decreased the Average Room Rate. The discount policy was reflected in the structure of hotel guests (Poles outnumbered foreigners). As at the end of the year, the Company reported also a decline in the number of rooms as a result of closing of the Grand hotel in Łódź.

In 2009, the average employment amounted to 3039 full-time jobs and declined by 4.9% as compared to last year. This is a result of reduction of employment in hotels, regional offices and the Head Office and closing of the Grand hotel in Łódź and the Motel in Wrocław. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments.

The ratio of employment per one room available in hotel branches declined from 0.34 to 0.33.

Employee benefit expense decreased from PLN 190.4 million to PLN 157.0 million, i.e. by 17.5%. This fall results from reduced costs of wages and salaries, as well as from reversed actuarial provisions, whose former amount was no longer justified owing to changes in the collective labor agreement.

2. Selected Results and Phenomena that Call for Monitoring

- The debt-to-equity ratio decreased to 23.8% in 2009. The Company did not utilize any new sources of external financing, but paid PLN 94 million of the investment facility and two loans from a subsidiary company totaling PLN 32 million. The repayment of borrowings was possible owing to high, positive cash flows from operating activities. The current level of the Company's debt may be considered safe.
- The current ratio is at a level of 0.21 and is lower as compared to past year when it stood at 0.54. The decline in this ratio does not pose any risk due to the fact that major part of debt relates to settlements with related parties that are fully controlled by the Company: a loan from a related party of PLN 110.5 million, trade payables due to the Group companies amount to over PLN 5.5 million. Furthermore, the amount of over PLN 8.9 million represents received prepayments for hotel services that will in future increase the Company's revenue and profit, which results from the seasonal nature of this type of business. The amount of credit lines unused by the Company stands at PLN 45 million. Also, PLN 188 million posted under borrowings is a future non-current liability that the Company was obligated to reclassify temporarily to current liabilities pursuant to the requirements of accounting standards. By virtue of an agreement executed in 2010 with the syndicate of banks that finance the long-term facility, the above amount will be presented in non-current liabilities already in the financial statements for the first quarter of 2010. After elimination of the above amounts, the current ratio nears 1 and reaches a value that guarantees security.

3. Progress of the Investment Program

In 2009 Orbis S.A. expended PLN 68.4 million on property, plant and equipment.

Investing activities of Orbis S.A. in 2009 focused on completion of works related to the construction of the Etap hotel in Toruń and its opening. Also, comprehensive modernization works were carried out in the Mercure Hevelius hotel in Gdańsk and the Skalny hotel in Karpacz. Following completion of renovation works, the latter hotel was incorporated into the Mercure brand on September 1, 2009. During the last quarter of 2009 modernization of the 9th floor of the Mercure Grand hotel in Warsaw started. The works were undertaken to create modern banquet and conference spaces.
Works in the remaining establishments were of a smaller-scale and comprised works necessary to maintain the standard. As regards IT, the project related to the automatic reservation system of the ACCOR network (TARS) was continued.
In the period under analysis measures were also taken to enhance the fire safety level in selected hotels, i.e. the fire alarm signaling system was modernized and the sound warning system installed.

Investment plans:

In view of the prevailing low demand for hotel services, in 2010 Orbis S.A. will continue the savings program and proceed with a limited investment program, focusing on the most crucial needs of the hotels.

Major items among planned modernizations include completion of works in the Mercure Grand hotel in Warsaw and in the low section of the Novotel Centrum in Poznań. A substantial amount will be appropriated for finalization of works initiated in 2009 that aim at improving the fire safety level. Other expenditure will be earmarked for smaller-scale modernizations and purchases of property, plant and equipment that are necessary to enhance guests' comfort and maintain hotels in proper technical condition. As regards new investments, plans provide for preparation of a design and commencement of construction of the Novotel in Łódź at the turn of 2010/2011. Also, activities related to preparation of design documents and obtaining permits for a number of investment projects falling within the scope of the strategy of construction of Etap and Ibis hotels will continue.

4. Demand for the Services on the Polish Hotel Market in 2009

The global economic crisis, further deepened by the uncertainty surrounding the A/H1N1 flu pandemic, turned the year 2009 into one of the toughest periods for the tourist sector. The Polish tourist market contracted drastically as compared to the preceding year. According to preliminary figures of the Institute of Tourism, the number of foreigners who came to Poland in 2009 stood at 53.8 million (by 10% less than in 2008). The number of tourist arrivals in this period is assessed at 11.9 million (decline by 8% against 2008).

In 2009, Orbis S.A. hotels reported a decrease in the Average Room Rate (by 2.29%) and in the RevPar, i.e. the Revenue per Available Room (decline by 14.45%). The remaining operating figures were also lower as compared to the corresponding period of 2008. The number of roomnights sold was reported to have decreased by 13.48%, with slightly lower number of rooms than in 2008. The occupancy rate equaled 44.50% (drop by 6.40 % points as compared to the past year). Business clients contributed a larger share to the overall number of customers (62%) than tourists (38%). As regards the nationality mix, the share of Polish guests increased by 3 % points and totaled 47% of all clients. Foreigners accounted for 53% of guests.

According to adjusted forecasts of the Institute of Tourism, following the decline to 13 million in 2008 and 11.9 million in 2009, in successive years the overall number of tourist arrivals should go up slowly to reach 12.3 million in 2010 and approx. 13.3 million in the years 2012-2013. This means long-lasting and arduous recovery of tourist traffic.

The projected gradual improvement of external factors that are conducive for the growth in revenues and results of tourist and hotel companies, coupled with the adopted strategy of the Company and taken restructuring actions, form solid foundation for further development of Orbis S.A.

Taking the above facts into account, and considering especially the implementation of the updated Strategy of the Company and safe financial standing, the Supervisory Board favorably evaluates the prospects for the Company's development.

Chairman of the Supervisory Board	Claude Moscheni	*/-/ handwritten illegible signature*
Deputy Chairman of the Supervisory Board	Jacek Kseń	*/-/ handwritten illegible signature*
Member of the Supervisory Board	Erez Boniel	*/-/ handwritten illegible signature*
	Yann Caillère	*/-/ handwritten illegible signature*
	Elżbieta Czakiert	*/-/ handwritten illegible signature*
	Artur Gabor	*/-/ handwritten illegible signature*
	Christian Karaoglanian	*/-/ handwritten illegible signature*
	Andrzej Procajło	*/-/ handwritten illegible signature*
	Jarosław Szymański	*/-/ handwritten illegible signature*
	Marc Vieilledent	*/-/ handwritten illegible signature*

82 - 5025

Current report no 13/2010
May 11, 2010

Subject: List of information disclosed to the public in 2009.

Orbis S.A. at 16, Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby presents an attachment containing an exhaustive list of information disclosed to the public in 2009, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies. The information is available at Orbis S.A. website: www.orbis.pl

Exhaustive list of information, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies, which has been disclosed to the public in 2009

Report type	Report no.*	Date of publication	Subject
Current	1/2009	January 7, 2009	Information concerning the level of revenues of the Orbis Group during the period January – December 2008.
Current	2/2009	January 9, 2009	Major blocks of shares
Current	3/2009	January 16, 2009	Update of the development strategy of the ORBIS HOTEL GROUP containing a forecast of financial results (EBITDA), disclosed in the current report no. 14/2007 and further corrected by the current report no. 30/2008
Current	4/2009	January 27, 2009	Schedule of publication of interim reports in 2009
Current	5/2009	January 27, 2009	Rating (update) for "Orbis" S.A.
Interim		February 24, 2009	Consolidated quarterly report QSr 4/2008
Current	6/2009	March 18, 2009	Change in the publication dates of the interim reports in 2009 - correction of the current report no. 4/2009
Current	7/2009	April 10, 2009	Major blocks of shares
Current	8/2009	April 15, 2009	Information concerning the level of revenues of the Orbis Group during the period January-March 2009
Interim		April 17, 2009	Consolidated annual report RS 2008
Interim		April 17, 2009	Annual report R 2008
Current	9/2009	April 20, 2009	List of information disclosed to the public in 2008
Current	10/2009	April 30, 2009	Major blocks of shares
Current	11/2009	May 8, 2009	The Annual General Meeting of Shareholders
Current	12/2009	May 13, 2009	Expanding the agenda of the Annual General Meeting of Shareholders of "Orbis" S.A. to be held on June 15, 2009
Interim		May 14, 2009	Consolidated quarterly report QSr 1/2009
Current	13/2009	May 15, 2009	Decision concerning the declaration regarding suspension of dividend payment
Current	14/2009	May 15, 2009	Content of the Supervisory Board resolution containing evaluation of the Company's standing

Report type	Report no.*	Date of publication	Subject
Current	15/2009	May 27, 2009	Draft resolutions of the Annual General Meeting of Shareholders
Current	16/2009	June 4, 2009	Major blocks of shares
Current	17/2009	June 15, 2009	Retirement of members of the Supervisory Board
Current	18/2009	June 15, 2009	Resolutions adopted by the AGM on June 15, 2009 and information on objections
Current	19/2009	June 16, 2009	Appointment of supervising persons
Current	20/2009	June 19, 2009	List of shareholders holding at least 5% of the total number of shares at the AGM held on June 15, 2009
Current	21/2009	June 26, 2009	Information furnished to a shareholder in response to its questions posed during the general meeting of shareholders on June 15, 2009
Current	21/2009	June 29, 2009	Correction of the report no. 21 dated June 26, 2009 - Information furnished to a shareholder in response to its questions posed during the general meeting of shareholders on June 15, 2009
Current	22/2009	July 16, 2009	Information concerning the level of revenues of the Orbis Group during the period January - June 2009
Current	23/2009	July 29, 2009	"Orbis" S.A.'s rating affirmed at 'BBB+(pol)'
Current	6/2009	August 7, 2009	Change in the publication dates of the consolidated semi-annual report of the Orbis Group containing semi-annual abridged financial statements of Orbis S.A. for the semi-annual period of 2009 - - correction of the current report no. 6/2009 dated March 18, 2009
Interim		August 27, 2009	Consolidated semi-annual report PSr 2009
Current	24/2009	October 15, 2009	Information concerning the level of revenues of the Orbis Group during the period January-September 2009
Current	25/2009	October 15, 2009	Correction of a forecast of financial results (EBITDA) of the Orbis Hotel Group, disclosed in the current report no. 3/2009
Interim		November 12, 2009	Consolidated quarterly report QSr 3/2009
Current	26/2009	December 31, 2009	Renegotiation of a significant credit facility agreement

* applies to current reports only